NEWS RELEASE

Symbols: JJJ - CSE

HHHEF – OTC Pink

37 Capital Extends Proposed Private Placement Financing

VANCOUVER, BRITISH COLUMBIA. November 20, 2024. 37 Capital Inc. (the "Company" or "37 Capital") announces that further to its news releases dated October 1, 2024 and November 4, 2024 regarding the proposed non-brokered private placement of up to $200,000, the Company extends the Proposed Financing by an additional forty-five (45) days from the date of this news release.

There may be finder’s fees payable, and certain insiders may participate in this Proposed Financing. All securities that will be issued in connection with this Proposed Financing will include a hold period in accordance with applicable securities laws. The proceeds of this Proposed Financing shall be utilized for general working capital purposes.

For more information on the Company, you may contact us at (604) 681-0204, or visit the Company’s website at www.37capitalinc.com, or the CSE’s website by using the following direct link: http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board of 37 Capital Inc.,

“Jake H. Kalpakian”

____________________

Jake H. Kalpakian,

President and CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Certain statements contained herein are “forward-looking”. Forward-looking statements may include, among others, statements regarding future plans, projected or proposed financings, costs, objectives, economic or technical performance, or the assumptions underlying any of the foregoing. In this News Release, words such as “may”, “would”, “could”, “will”, “likely”, “enable”, “feel”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “objective”, “believe”, “expect”, “propose”, “anticipate”, “intend”, “plan”, “plans” “estimate”, and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.